

December 18, 2023

Fui Chu Lo
Chief Financial Officer
iOThree Limited
140 Paya Lebar Road #07-02
AZ @ Paya Lebar
Singapore 409015

> **Re: iOThree Limited**
> **Amendment No 1 to Draft Registration Statement on Form F-1**
> **Filed December 6, 2023**
> **File No: 377-06926**

Dear Fui Chu Lo:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
Our estimates, including market opportunity estimates and market growth forecasts...., page 16

1. We note your revised disclosure in response to prior comment 6 that investors "should not place undue reliance on these forward-looking statements." These statements continue to imply a disclaimer of responsibility for information in the registration statement. Please either revise this risk factor and your disclosure under Market and Industry Data or specifically state that you are liable for all information in the registration statement.

Management

Compensation of Directors and Executive Officers, page 90

2.   Please disclose the compensation of your executive officers. If no compensation was awarded in the last fiscal year, please clearly state so. See Item 6.B. of Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-2

3.   Please revise to include a report that is appropriately dated. Refer to Rule 2-02 of Regulation S-X.

Consolidated Statements of Operations and Comprehensive Income, page F-4

4.   We note from your disclosure on page F-19 that sales and lease of satellite network equipment, device and services accounted for approximately 18 and 25 percent of total revenue in 2023 and 2022, respectively. Please tell us the amount of revenue generated from the sale of products for each period presented. To the extent it exceeded 10 percent of total revenue, revise to separately present revenue and related costs of revenue from products and services. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Notes to Consolidated Financial Statements
Note - 2 Summary of Significant Accounting Policies
Intangible asset, page F-9

5.   We note in your response to prior comment 20 that the perpetual system licenses consist of costs incurred in developing your JARVISS digital platform. Since you provide customers access to this platform through hosting arrangements or service contracts, it would appear the guidance in ASC 350-40 applies in accounting for costs incurred to develop the platform software. Please tell us how you considered 350-40-25 in determining the stages of the project and whether costs were capitalized or expensed throughout. Further, tell us how ASC 350-40-35-4 through 35-6 was considered, which indicates that these costs shall be amortized over an estimated useful life, which often is relatively short, beginning when the software is ready for its intended use. As it appears, the software was ready for its intended use when launched in early 2022, revise your policy and accounting accordingly.

Income Taxes, page F-14

6.   We note your revised disclosure regarding unrecognized deferred assets and liabilities in response to prior comment 24. We also note in your disclosures that you explain deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. As previously requested, please revise your disclosures on page F-27 to include the components of net deferred tax liabilities and assets recognized as of March 31, 2023 and 2022, as well as the other required disclosures

as specified in ASC 740-10-50-2 through 50-6. If you have not recognized deferred tax assets or liabilities explain to us why no such differences exist and revise your disclosures accordingly.

Note - 6 Accounts Receivable, page F-21

7.   We note your revise disclosure in response to prior comment 21. Please further revise to clarify, if true, that such amounts will be recognized as revenue in the time periods listed.

      Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Marc J. Adesso